

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 22, 2010

Weiqing Zhang
Chief Executive Officer, President and Director
China Oumei Real Estate Inc.
Floor 28, Block C
Longhai Mingzhu Building
No. 182 Haier Road, Qingdao 266000
People's Republic of China

> **Re: China Oumei Real Estate Inc.**
> **Amendment No. 4 to Registration Statement on**
> **Form S-1**
> **Filed September 28, 2010**
> **File No. 333-166658**

Dear Mr. Zhang:

We have reviewed Amendment No. 4 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements in accordance with US GAAP, we ask that you provide us with information that will help us answer the following three questions.

How do you maintain your books and records and prepare your financial statements?

1.   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

2.   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

3.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

• what role he or she takes in preparing your financial statements;

• what relevant education and ongoing training he or she has had relating to U.S. GAAP;

• the nature of his or her contractual or other relationship to you;

• whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

• about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

4.   If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

• the name and address of the accounting firm or organization;

• the qualifications of their employees who perform the services for your company;

• how and why they are qualified to prepare your financial statements;

• how many hours they spent last year performing these services for you; and

• the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

5.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

     • why you believe they are qualified to prepare your financial statements;

     • how many hours they spent last year performing these services for you; and

     • the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

What are the qualifications of your audit committee financial expert?

6.   We note that you have identified Lawrence Lee as the audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Registration Statement Cover Page

7.   Please revise footnotes 9 and 10 to clarify, similar to footnote 8, that the registration is only of the resales and not the issuances of such shares.

Management's Discussion and Analysis…, page 28

Results of Operations, page 30

Comparison of Six Months Ended June 25, 2010 and June 25, 2009, page 30

Table setting forth square meters sold and averse selling price…., page 32

8.   We note your response to comment 4 of our letter dated September 20, 2010. In footnote 2, you disclose that column one reflects prior contracts with unrecognized amounts plus new contracts. In footnote 3, you disclose that column two reflects revenues recognized prior to the disclosed period. It appears that the first column is the sum of columns two through four. If so, it is not clear how footnotes 2 and 3 reconcile. Please revise to clarify.

Liquidity and Capital Resources, page 41

Net cash flow from financing activities, page 42

9.   It appears, based on your disclosure on page F-20, that you have amended the terms of certain loans. Please revise your disclosure here, as appropriate, to disclose such amendments and file the amended agreements as exhibits or advise.

Business, page 47

Project Development Process, page 57

10.   We note your response to comment 6. Please revise to disclose the consideration exchanged for the right to participate in the public auctions on Longhai Group's behalf.

11.   We note your response to comment 8. Please provide support for all of the quantitative and qualitative business and industry data used on page 59. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available. Additionally, please revise your disclosure to clarify that you receive the "high score," not Longhai Group.

Projects in Planning, page 60

12.   We note your response to comment 10 and the revised disclosure on page 60. Please refer to Item 10(b) of Regulation S-K and revise to provide more details about the bases and assumptions underlying the projections disclosed in this section. If you relied on external sources for such projections, clarify such and identify the sources.

Projects Under Construction, page 63

13.   In the table you indicate that none of the units for Weihai International Plaza have been sold. Please tell us how that is consistent with the disclosure of contract sales and revenues recognized for the same property on page 32.

14.   It is not clear why you have included Qilu Textile Centre residential and Longhai Mingzhu in this table even though their finish dates have elapsed. Please clarify.

Completed Projects, page 63

15.   We note your response to comment 11. Please explain how you determined that the projects since inception have earned a consolidated return on investment of 54.9%.

Management, page 75

16.   For Antoine Cheng's biographical disclosure we note that you have not included any reference to Longhai Holdings, Longhai Group, or any other related entities. Please tell us why such relationships do not fall within the disclosure requirements of Item 401 of Regulation S-K. Also, please clarify whether any of the other persons listed in this section are employed by any entities affiliated with Antoine Cheng.

Executive Compensation, page 82

17.	We note that you have filed an information statement on October 15, 2010 to disclose the approval of your Equity Incentive Plan. Please revise to discuss the material terms of the noted plan and list such plan in your exhibit index.

Notes to Consolidated Financial Statements, page F-33

Note 2 – Acquisition of Subsidiaries, page F-33

18.	We note that the cash consideration paid for Longhai Hotel significantly exceeded the carrying value of the net assets. Please explain why a significant premium was paid for this acquisition. We understand that the fair market value will be different than the carrying value. Tell us if any portion of the purchase price will represent a gain or loss related to the settlement of a pre-existing relationship, which should be accounted for separately from the business combination. Refer to ASC 805-10-25-20 through 25-21 and ASC 805-10-55-20 through 55-23. In addition, please describe the intangible assets acquired and how you have subsequently evaluated the carrying value of the intangible assets for impairment.

19.	We note your response to comment 19 and your correspondence dated October 13, 2010 in which you informed us that the minority shareholders of Weifang Industry, CSXY and LHFDC were actually trustee shareholders acting on behalf of Mr. Antoine Cheng, the majority shareholder. As discussed with staff from the Office of the Chief Accountant on October 20, 2010, please amend your financial statements to reflect the difference between the fair market value of the net assets acquired and the consideration paid as a capital contribution, since Mr. Cheng had substantive control over 100% of the acquired entities. Please note that we do not object to your accounting treatment for the acquisition of Xudong.

20.	In connection with the amendment required above, please amend the Form 8-K filed on April 19, 2010 to reflect these changes in Leewell's historical financial statements and in the pro forma financial statements of the combined company.

Exhibits

21.	We note that you will be filing the consent of the Deheng law firm as exhibit 23.2. Please revise your exhibit list to include the opinion of this firm and file the opinion as an exhibit.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202)551-3429 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Louis A. Bevilacqua, Esq. (*via facsimile*)